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                              September 23, 2020

       Zhe Ji
       Chief Executive Officer
       Puhui Wealth Investment Management Co. Ltd.
       Room 801, 802, 8th Floor
       W1 Office Building, Oriental Commerce Tower
       No. 1 Chang An Street, Dong Cheng District
       Beijing, PRC 100006

                                                        Re: Puhui Wealth
Investment Management Co. Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed September 10,
2020
                                                            File No. 333-245003

       Dear Mr. Ji:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Articles of Association     Exclusive Forum Provision, page 5

   1. We note your response to comment 1, including disclosure that "Section 22 of the
                                                        Securities Act creates
concurrent jurisdiction for state and federal courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations
thereunder." Please further revise to specifically clarify whether the forum selection provision
applies to actions arising under the Securities Act. If so, please also state that investors
cannot waive compliance with the federal securities laws and the rules and regulations
thereunder.
 Zhe Ji
Puhui Wealth Investment Management Co. Ltd.
September 23, 2020
Page 2
Legal Matters, page 19

2. We note the legal opinions you have filed as Exhibits 5.1 and 5.2 in response to comment
      2. Please address the following:
          Expand your disclosure under Legal Matters on page 19 to encompass all the types of securities being registered and also specify what legal matters are being passed upon by each of your counsels in the registration statement, including Ellenoff Grossman
          & Schole LLP, who has provided the legality opinion filed as Exhibit 5.2;
          Revise the opinion of counsel(s) to opine on the legality of the Depositary Shares being registered. For guidance, please refer to Section II.B.1.d of Staff Legal
          Bulletin No. 19;
          Revise the first paragraph of the legality opinion filed as Exhibit
5.2 to reconcile
          counsel   s reference to the $80,000,000 aggregate offering price
with the $66,000,000
          amount shown on the cover page of the prospectus; and Noting that the opinions of counsel are subject to a number of qualifications and
          assumptions, including an assumption that the board of directors of the company will have taken all necessary corporate action to create and issue the securities being offered, please confirm to us that when a takedown occurs, you will file an appropriately unqualified opinion as to the legality of the takedown. Please refer to
          Section II.B.2.a of Staff Legal Bulletin 19 for guidance.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                          Sincerely,
FirstName LastNameZhe Ji
                                                  Division of Corporation
Finance
Comapany NamePuhui Wealth Investment Management Co. Ltd.
                                                  Office of Finance
September 23, 2020 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName